Exhibit 99.1

Alibaba Group Announces CFO Succession

Toby Xu named as CFO, Maggie Wu to continue as board director in planned transition

Hangzhou, China, December 6, 2021 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced that Toby Xu, Deputy Chief Financial Officer, will succeed Maggie Wu as the Company’s Chief Financial Officer, effective April 1, 2022. Maggie will continue as a partner in the Alibaba Partnership and serve as an executive director on the Alibaba board.

“Maggie has made exceptional contributions that are instrumental to Alibaba’s achievements to date. Since joining Alibaba almost fifteen years ago, Maggie has helped lead three successful company public listings as CFO: Alibaba.com on the Hong Kong Stock Exchange in 2007, and Alibaba Group Holding on the New York Stock Exchange in 2014 and on the Hong Kong Stock Exchange in 2019. She has built and nurtured a finance team with professional capabilities and accomplishments second to none, and has served as our bedrock in pursuing Alibaba’s strategies and business development. Maggie is forever calm and unflappable, regardless of ups and downs in the global capital markets and macro environment. She is humble and resilient, and has been my irreplaceable and closest partner over the years,” said Daniel Zhang, Chairman and CEO of Alibaba Group. “Going forward, Maggie will leverage her deep experience to support Alibaba in new ways. We will continue to benefit from her guidance and insights in her continued role as an Alibaba board director.”

“We are focused on the long-term, and succession within our management team on every occasion is always in the service of ensuring Alibaba will be stronger and better positioned for the future,” said Zhang. “Toby joined Alibaba from PwC three years ago and was appointed Deputy Group CFO in July 2019. He swiftly demonstrated his solid capabilities and leadership in response to our continually evolving businesses. He took on increasing responsibilities that grew to include our strategic investments, in addition to financial management and operations. We are certain that Toby is the right person to serve as our new Group CFO and, together with the core management team, will help lead our team towards our next success.”

“The announcement of Alibaba’s CFO transition today is the culmination of extensive preparation over many years and a part of Alibaba’s leadership succession planning. The markets will always have ups and downs, but Alibaba has ambitious long-term goals. We are in a relay race and we must have new generations of talent to take the company forward. I trust Toby even more than I trusted myself when I first took up the CFO position years ago. I am confident that Toby – through his professional capabilities and leadership skills, and together with Daniel and the core management team – will successfully lead our team into the future,” said Maggie Wu, Chief Financial Officer of Alibaba Group.

Toby joined Alibaba in July 2018 and was appointed Deputy Chief Financial Officer in July 2019. Before joining Alibaba Group, Toby was a partner at PricewaterhouseCoopers for 11 years, where he joined in 1996. He serves as a director of Sun Art Retail Group, Lianhua Supermarket Holdings and Red Star Macalline Group. Toby graduated from Fudan University in Shanghai, China, with a bachelor’s degree in Physics in 1996. He is a member of the Chinese Institute of Certified Public Accountants.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Media Contacts

Grace Shao Alibaba Group +852 9857 2779 grace.shao@alibaba-inc.com	Liyan Chen Alibaba Group +1 515 864 1116 liyan.chen@alibaba-inc.com